EXHIBIT No. 99.2

Report of Independent Auditors

To the Board of Directors
Gulf South Pipeline Company, LP

We have audited the accompanying balance sheets of Gulf South Pipeline Company, LP as of December 31, 2003 and 2002 and the related statements of income and comprehensive income, partners' capital, and cash flows for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gulf South Pipeline Company, LP, at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

March 4, 2004

Gulf South Pipeline Company, LP

Balance Sheets
(In Thousands)

	December 31	
	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 440	$ 2,384
Due from Parent	—	128,791
Accounts receivable:		
Trade (less allowance of $830 and $639, respectively)	19,333	15,028
Affiliates	10,260	8,060
Transportation and exchange receivables	44,184	26,699
Natural gas inventories	10,168	1,906
Other current assets	3,089	2,319
Total current assets	87,474	185,187
Property, plant, and equipment:		
Cost	1,013,305	940,587
Accumulated depreciation	(86,252)	(55,484)
Net property, plant, and equipment	927,053	885,103
Other non-current assets	13,191	17,420
Total assets	$ 1,027,718	$ 1,087,710
Liabilities and partners' capital		
Current liabilities:		
Due to Parent	$ 16,956	$ —
Trade accounts payable	14,564	4,907
Transportation and exchange payables	28,277	15,918
Deferred income	1,262	2,390
Accrued liabilities	60,373	28,117
Other current liabilities	1,785	176
Total current liabilities	123,217	51,508
Non-current liabilities	4,329	2,802
Partners' capital:		
General partner (including accumulated other comprehensive loss of $11 and $1, respectively)	9,002	10,334
Limited partners (including accumulated other comprehensive loss of $1,099 and $174, respectively)	891,170	1,023,066
Total partners' capital	900,172	1,033,400
Total liabilities and partners' capital	$ 1,027,718	$ 1,087,710

See accompanying notes.

Gulf South Pipeline Company, LP

Statements of Income and Comprehensive Income
(In Thousands)

	Year Ended December 31		Eleven Months Ended December 31
	2003	2002	2001
Revenues:			
Transportation	$ 189,044	$ 171,377	$ 156,382
Storage	20,763	22,337	13,524
Other	1,932	11,524	13,153
Total revenues	211,739	205,238	183,059
Cost and expenses:			
Operation and maintenance	115,823	69,857	65,609
General and administrative	43,872	25,106	22,938
Depreciation	31,061	30,854	26,245
Taxes other than income	6,625	5,854	5,684
Total costs and expenses	197,381	131,671	120,476
Operating income	14,358	73,567	62,583
Other:			
Interest income	707	2,368	1,160
Other expense	(1,021)	(621)	(2,113)
Total other income and (expense)	(314)	1,747	(953)
Income before cumulative effect of change in accounting principle	14,044	75,314	61,630
Cumulative effect of change in accounting principle	663	—	—
Net income	14,707	75,314	61,630
Total other comprehensive (loss) gain	(935)	(2,706)	2,531
Comprehensive income	$ 13,772	$ 72,608	$ 64,161

See accompanying notes.

Gulf South Pipeline Company, LP

Statements of Changes in Partners' Capital
Years Ended December 31, 2003 and 2002 and the
Eleven Months Ended December 31, 2001
(In Thousands)

	Balance at February 1, 2001 (Inception)	Net income	Other Comprehensive Income			Balance at December 31, 2001
			Change in cash flow hedge gain	Cash flow hedge gain recognized in net income	Total other comprehensive income	
General partner	$ 8,966	$ 616	$ 67	$ (42)	$ 25	$ 9,607
Limited partners	887,665	61,014	6,653	(4,147)	2,506	951,185
Total	$ 896,631	$ 61,630	$ 6,720	$ (4,189)	$ 2,531	$ 960,792

	Balance at January 1, 2002	Net income	Other Comprehensive Income (Loss)			Balance at December 31, 2002
			Change in cash flow hedge values	Cash flow hedge gain recognized in net income	Total other comprehensive loss	
General partner	$ 9,607	$ 753	$ 14	$ (40)	$ (26)	$ 10,334
Limited partners	951,185	74,561	1,275	(3,955)	(2,680)	1,023,066
Total	$ 960,792	$ 75,314	$ 1,289	$ (3,995)	$ (2,706)	$ 1,033,400

	Balance at January 1, 2003	Net income	Distributions	Other Comprehensive Income (Loss)			Balance at December 31, 2003
				Change in cash flow hedge values	Cash flow hedge loss recognized in net income	Total other comprehensive loss	
General partner	$ 10,334	$ 148	$ (1,470)	$ (21)	$ 11	$ (10)	$ 9,002
Limited partners	1,023,066	14,559	(145,530)	(2,042)	1,117	(925)	891,170
Total	$ 1,033,400	$ 14,707	$ (147,000)	$ (2,063)	$ 1,128	$ (935)	$ 900,172

See accompanying notes.

Gulf South Pipeline Company, LP

Statements of Cash Flows
(In Thousands)

		Year Ended December 31		Eleven Months Ended December 31
		2003	2002	2001
Cash flows from operating activities				
Net income	$	**14,707**	$ 75,314	$ 61,630
Adjustments to reconcile net income to net cash flows provided by operating activities:				
Depreciation		**31,061**	30,854	26,245
Loss (gain) on sale of asset		**264**	(775)	—
Accretion of asset retirement liability		**212**	—	—
Cumulative effect of change in accounting principle		**(663)**	—	—
Changes in operating assets and liabilities, excluding noncash items:				
Net changes in working capital accounts		**28,267**	19,594	(2,398)
Net changes in other noncurrent asset and liability accounts		**3,369**	(1,584)	(24,575)
Cash flows provided by operating activities		**77,217**	123,403	60,902
Cash flows from investing activities				
Capital expenditures		**(78,151)**	(41,957)	(21,440)
Proceeds from sale of asset		**243**	9,897	—
Cash flows used in investing activities		**(77,908)**	(32,060)	(21,440)
Cash flows from financing activities				
Net change in due from and due to Parent		**145,747**	(88,959)	(39,832)
Distributions to partners		**(147,000)**	—	—
Cash flows used in financing activities		**(1,253)**	(88,959)	(39,832)
Net (decrease) increase in cash and cash equivalents		**(1,944)**	2,384	(370)
Cash and cash equivalents, beginning of year		**2,384**	—	370
Cash and cash equivalents, end of year	$	**440**	$ 2,384	$ —
Supplemental information of noncash operating and investing activities				
Asset recorded as a result of adoption of SFAS No. 143	$	**2,651**	$ —	$ —
Change in value of derivative instruments not recorded in income	$	**(935)**	$ (2,706)	$ 2,531
Liability recorded as a result of adoption of SFAS No. 143	$	**1,458**	$ —	$ —
Transfer of natural gas included in property, plant, and equipment to natural gas inventories	$	**7,471**	$ —	$ —

See accompanying notes.

Gulf South Pipeline Company, LP

Notes to Financial Statements

1. Nature of Operations

Gulf South Pipeline Company, LP ("Gulf South" or the "Company"), is engaged in the gathering and transmission of natural gas in the states of Texas, Louisiana, Mississippi, Alabama, and northern Florida to distribution systems owned by others, electric utilities, other pipeline companies, and industrial companies. Gulf South also owns and operates gas storage facilities in Louisiana and Mississippi.

Gulf South is an indirectly wholly owned subsidiary of Entergy-Koch, LP ("EKLP," "Partnership," or the "Parent"). EKLP, established in February 2001, is a limited partnership indirectly owned by Entergy Corporation ("Entergy") and Koch Industries, Inc. ("Koch") (collectively, the "Partners"). Affiliates of Entergy and Koch own 99% of EKLP through limited partner interests, and the remaining 1% of the Partnership is owned by the general partner, EKLP, LLC, a company owned 50% by Entergy Power International Holdings Corporation and 50% by Koch Energy, Inc. Certain transactions with the former parent, Koch, were recorded as a result of the joint venture with Entergy.

2. Basis of Gulf South Assets and Liabilities

Upon its February 2001 inception, Gulf South's balance sheet represented its financial position based on the contributions of cash and other monetary assets, contracts held for trading purposes, and property, plant, and equipment pursuant to the Amended and Restated Contribution Agreement for EKLP dated May 26, 2000, between certain wholly owned subsidiaries of the Partners. The assets and liabilities contributed by Koch were recorded at the Partnership's estimate of fair value, subject to the total implicit fair value established by the net monetary assets contributed by Entergy. The assets and liabilities contributed by Entergy were recorded at the Partnership's estimate of fair value, except for property, plant, and equipment, which was recorded at Entergy's book value.

3. Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount, net of the allowance for doubtful accounts, and represent claims against third parties and affiliates that will be settled in cash. An allowance for doubtful accounts is established when needed based on factors, including historical experience with the particular counterparty, economic trends and conditions, the age of the underlying receivable, and the Company's ability to exercise the right of offset. Interest receivable on delinquent accounts receivable is included in the accounts receivable balance and recognized as interest income when contractually permissible and collectibility is reasonably assured. Past-due accounts receivable—trade are written off when either internal collection efforts have been unsuccessful or when a settlement is reached for an amount that is less than the outstanding historical balance.

Regulatory Accounting

Gulf South is regulated by the Federal Energy Regulatory Commission ("FERC"). Gulf South does not apply Statement of Financial Accounting Standards ("SFAS") No. 71, *Accounting for the Effects of Certain Types of Regulation*, which provides that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the way in which regulators establish rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it reasonable to assume that such rates can be charged and collected. Competition in Gulf South's market area often results in discounts off the maximum allowable rate such that SFAS No. 71 is not appropriate.

Cash Management Program

EKLP provides working capital to Gulf South and maintains a centralized cash management function pursuant to a bilateral loan agreement between the two parties whereby excess cash is invested to maximize the return to the Partnership. Amounts managed by EKLP are reflected as due from Parent on the balance sheet. The Company is paid interest or pays interest on the excess cash or working capital advances received from or made by EKLP, respectively. For the year ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, the Company recognized net interest income of $1.1 million, $2.1 million, and $1.1 million, respectively, related to the cash management program with EKLP.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less are classified as cash equivalents.

Transportation and Exchange Receivables and Payables

Transportation and exchange receivables and payables result from differences in gas volumes received and delivered by Gulf South. Such receivables and payables are valued in accordance with Gulf South's tariff at market indices for the production month during which the receivables and payables were created. Customers can settle transportation and exchange receivables and payables with

cash or in-kind payment or trading imbalances with other shippers and storage. Receivables and payables, which will be settled in-kind, are valued monthly at market. The net gas imbalance resulting from these transactions is recorded as an asset or liability as appropriate. Net gas imbalances at December 31, 2003 and 2002, classified as working gas deficiencies (see Note 7), were $20.1 million and $16.0 million, respectively.

Natural Gas Inventory

Retained fuel and excess working gas available for resale are classified as inventory and are valued at the lower of weighted-average cost or market. Volumes in storage held on behalf of others at December 31, 2003 and 2002, were 45.3 bcf and 39.8 bcf, respectively. Such volumes are excluded from Gulf South's inventory.

Derivative Financial Instruments

In accordance with the Partnership's risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, "the hedge contracts") to hedge certain exposures to market price fluctuations on its anticipated purchases and sales of gas. The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In addition, if the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period of change as "Other revenues" on the statements of income. The hedge contracts are reported on the balance sheet at fair value in "Other current assets and liabilities." The related gains and losses derived from changes in the fair value of hedge contracts are deferred in partners' capital (as a component of accumulated other comprehensive income). These deferred gains and losses are recognized as "Other revenues" on the statements of income when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchase or sales prices, the ineffective portion of the hedge contracts is immediately recognized within "Other revenues."

As of December 31, 2003, Gulf South had a net liability of approximately $1.4 million related to hedging instruments (see Notes 6 and 7) and has included a net deferred loss on its cash flow hedges in accumulated other comprehensive loss of approximately $1.1 million. Gulf South expects to reclassify the entire amount of accumulated other comprehensive loss to earnings over the next 12 months. Such amounts were immaterial as of December 31, 2002. As of December 31, 2001 Gulf South had a net asset of approximately $6.0 million related to hedging instruments and included a net deferred gain on its cash flow hedges in accumulated other comprehensive gain of approximately $2.5 million. For the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, the ineffective portion of these hedges was immaterial.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at historical cost or at the value established at the time of the Partnership inception. Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized. Expenditures for maintenance, repairs, and minor renewals and improvements are charged to expense as incurred. Pipeline facilities are depreciated using the straight-line method based on average useful lives ranging from four to 30 years. Depreciation of constructed assets begins when the asset is placed in service. Computer hardware and software are depreciated using the straight-line method based on average useful lives ranging from three to five years. Working gas and base gas are not depreciated. Costs related to pipeline assessment activities that result in capital improvements to the pipeline are capitalized and amortized over the life of the asset. The Company capitalized $4.6 million, $2.6 million and $3.0 million of pipeline assessment costs for the years ended December 31, 2003, 2002 and the eleven months ended December 31, 2001, respectively.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, no impairment charges were recognized by Gulf South.

Other Current and Noncurrent Assets

Cash Pool—The shortage or excess resulting from cash settlements of imbalances and replacement or sale of imbalance gas is accumulated and reported as cash pool in Gulf South's financial statements (see Note 6) and classified as an other noncurrent asset at December 31, 2003 and 2002. By June 1 of each year, Gulf South is required to file a report with the FERC, and if the cash pool program generates excess cash, that excess is refunded to the shippers. To the extent a cash deficiency is created, that deficiency is carried forward in the cash pool asset balance to the next reporting period.

Prepaid Contract Costs—Costs incurred by Gulf South to fund customer pipeline construction costs are reported as prepaid contract costs in Gulf South's financial statements (see Note 6) and amortized over the term of the related gas transportation contract.

Income Taxes

Gulf South's financial statements reflect no provision for U.S. federal and state income taxes since such taxes are the liabilities of its partners.

Revenue Recognition

Revenues for the transportation and storage of natural gas are recognized based on volumes received and delivered in accordance with contractual terms at the time the transportation or storage services are rendered. Retained fuel is a component of Gulf South's tariff structure and is recognized at market prices in the month of retention. Retained fuel revenues of $66.7 million, $46.1 million and $46.7 million are included in transportation revenues for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various assumptions and estimates that affect amounts in the financial statements and accompanying notes. Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include (a) estimated costs and insurance recoveries related to the Napoleonville incident (see Note 11) and (b) expected outcome of litigation. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the presentation of balances from prior periods to conform with the current-period financial statement presentation. These reclassifications have no net effect on previously reported results of operations.

Recently Issued Accounting Pronouncements

SFAS No. 143—On January 1, 2003, Gulf South adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires legal obligations associated with retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. The liability is reported at fair value and is adjusted in subsequent periods as accretion expense is recorded. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset. Gulf South has identified a legal obligation associated with the abandonment of its offshore pipeline laterals. Pursuant to federal regulations, Gulf South may have a legal obligation to plug and abandon pipelines and remove platforms once gas flow has ceased.

Upon adoption of the SFAS No. 143, Gulf South recorded an additional noncurrent asset retirement liability of approximately $1.5 million, for a total noncurrent asset retirement liability of $3.0 million related thereto, and a net property, plant, and equipment asset of $2.1 million at January 1, 2003. This resulted in a cumulative effect of a change in accounting principle of approximately $0.7 million (increase to net income). Accretion and depreciation expense subsequent to the adoption of the statement decreased net income by $0.5 million for the year ended December 31, 2003. At December 31, 2003 and 2002, Gulf South had a noncurrent asset retirement liability of $3.2 million and $1.6 million, respectively (see Note 7).

FIN 46—In January 2003, the FASB issued Financial Interpretation No. 46, *Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51* ("FIN 46"), as revised in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIEs"). The primary objective of the FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN 46 requires an enterprise to consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, if they occur, receive a majority of the entity's expected residual returns, if they occur, or both. An enterprise shall consider the rights and obligations conveyed by its VIEs in making this determination. The Company is required to fully adopt the provisions of FIN 46 as of January 1, 2005, and continues to evaluate the impact that adoption will have on its financial statements.

Loss Contingencies

The Company accrues and charges to income estimated losses from contingencies when it is probable (at the balance sheet date) that a liability has been incurred and the amount of the loss can be reasonably estimated. Differences between estimates recorded and actual amounts determined in subsequent periods are treated as changes in accounting estimates. Recoveries from third parties are recorded when realization is probable. The Company expenses legal fees as incurred.

Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, receivables, payables, and accrued and other liabilities approximate their fair values.

4. Supplemental Cash Flow Information

Components of net changes in working capital are as follows:

	Eleven Months Ended December 31 2003	Year Ended December 31 2002	2001
		(In Thousands)	
Changes in operating assets and liabilities, net of non-cash items:			
(Increase) decrease in accounts receivable, trade	$ (4,305)	$ 7,412	$ 6,264
(Increase) decrease in accounts receivable, affiliates	(2,200)	2,313	(795)
Change in transportation and exchange receivables and payables, net	(5,126)	(1,419)	(21,076)
(Increase) decrease in natural gas inventories	(791)	10,530	(7,763)
Increase (decrease) in trade accounts payable	9,657	(1,473)	(5,194)
(Decrease) in deferred income	(1,128)	(2,279)	2,436
Increase in accrued liabilities	32,256	2,640	25,848
Change in value of derivative instruments, reflected in other current assets and liabilities, not recorded in income	(935)	(2,706)	2,531
Increase in other current assets and liabilities, net	839	4,576	(4,649)
Total	$ 28,267	$ 19,594	$ (2,398)

5. Property, Plant, and Equipment

Property, plant, and equipment are summarized as follows:

	December 31 2003	2002
	(In Thousands)	
Land	$ 712	$ 712
Pipeline facilities	861,662	806,656
Working gas and base gas	93,635	101,000
Computer hardware and software	13,832	12,178
Construction-in-progress	43,464	20,041
	1,013,305	940,587
Accumulated depreciation	(86,252)	(55,484)
Net property, plant, and equipment	$ 927,053	$ 885,103

Pursuant to an agreement with a third party, Gulf South expects to sell certain pipeline facilities in Texas for an amount in excess of the net carrying value of the assets. As of December 31, 2003, these pipeline facilities were recorded at a net carrying value of $14.9 million.

6. Other Current and Other Noncurrent Assets

The components of other current assets are as follows:

	December 31 2003	2002
	(In Thousands)	
Prepaid FERC annual charge assessment	$ 1,479	$ 1,414
Hedging instruments at estimated fair value	352	—
Other	1,258	905
Total	$ 3,089	$ 2,319

The components of other non-current assets are as follows:

		December 31		
		2003		2002
		(In Thousands)		
Cash pool	$	6,209	$	10,051
Prepaid contract costs—Entex		3,730		4,121
Prepaid contract costs—Bay Gas		2,235		2,562
Other		1,017		686
Total	$	13,191	$	17,420

7. Deferred Income, Accrued Liabilities, Other Current Liabilities, and Other Noncurrent Liabilities

The components of deferred income are as follows:

		December 31		
		2003		2002
		(In Thousands)		
Deferred revenue on gas transportation and storage activity	$	1,206	$	1,620
Other deferred revenue		56		770
Total	$	1,262	$	2,390

The components of Accrued liabilities are as follows:

		December 31		
		2003		2002
		(In Thousands)		
Working gas deficiencies	$	20,127	$	16,025
Deferred compensation		213		485
Customer prepayments		1,658		952
Accrual imbalance settlements		1,893		1,000
Payable to customers		2,059		2,665
Abandonment accrual—Index 1 *(Note 13)*		1,225		1,597
Taxes payable other than income		1,817		1,576
Accrued vacation		2,000		2,000
Napoleonville Salt Dome Matter *(Note 11)*		16,989		—
Wyble litigation *(Note 11)*		8,918		—
Other		3,474		1,817
Total	$	60,373	$	28,117

The components of other current liabilities are as follows:

		December 31		
		2003		2002
		(In Thousands)		
Hedging instruments at estimated fair value	$	1,785	$	177
Total	$	1,785	$	177

The components of noncurrent liabilities are as follows:

	December 31	
	2003	2002
Asset retirement obligation	$ 3,248	$ 1,645
Deferred revenue	243	386
Transportation credits	771	771
Other	67	—
Total	$ 4,329	$ 2,802

8. Other

The components of other income (expense) are as follows:

	Eleven Months Ended December 31 2003	Year Ended December 31 2002	Year Ended December 31 2001
	(In Thousands)		
Abandonment expense	$ —	$ —	$ (1,400)
Transportation by others	(734)	(741)	—
Imbalance reserve	—	(350)	—
Condensate services	908	917	(642)
Loss on disposal of assets and other related costs	(706)	(109)	(293)
Other	(489)	(338)	222
Total	$ (1,021)	$ (621)	$ (2,113)

9. Related-Party Transactions

During 2003, Gulf South made a $147.0 million distribution to its partners.

The Company is a member of an operating group under the control of EKLP. As such, the Company is engaged in transactions characteristic of group administration and operation with other members of the group. EKLP allocates charges relating to accounting, tax, human resources, and other administrative costs to its subsidiary companies equally, consistent with a calculated usage factor. Expenses charged to the Company from EKLP for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, were $4.0 million, $3.7 million, and $2.8 million, respectively.

The Company provided transportation and storage services and sold excess fuel to its affiliate, Entergy-Koch Trading, totaling $34.9 million, $44.5 million, and $22.4 million for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, respectively.

The Company had unrealized losses included in "Other current liabilities" of $0.6 million and $0.2 million relating to derivative transactions with Entergy-Koch Trading at December 31, 2003 and 2002, respectively. The Company had unrealized gains included in "Other current assets" and "Other noncurrent assets" totaling $1.3 million relating to those transactions with Entergy-Koch ending at December 31, 2001.

The Company had receivables from Koch in the amounts of $2.3 million and $2.7 million as of December 31, 2003 and 2002, respectively. The receivables represent amounts owed to the Company relating to specific events indemnified by Koch at the inception of EKLP.

The Company had trade receivables with Entergy in the amount of $0.6 million as of December 31, 2003 and 2002. The Company provided transportation and storage services to Entergy and related companies in the amounts of $7.7 million, $8.1 million, and $5.8 million for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, respectively.

Additionally, Gulf South purchased information technology services from a Koch affiliate in the amounts of $4.6 million and $4.9 million for the years ended December 31, 2003 and 2002, respectively and $7.4 million for the eleven months ended December 31, 2001.

10. Employee Retirement Plans

For its U.S. operations, the Partnership established the Money Purchase Pension Plan, which is available to all active employees meeting certain minimum requirements. This plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the terms of the plan, 4% of employees' base compensation is contributed to the plan. For its employees' participation in this defined contribution savings plan, Gulf South recognized expense of approximately $0.8 million for the years ended December 31, 2003 and 2002 and $0.7 million for the eleven months ended December 31, 2001. For its U.S. operations, the Partnership also established the 401(k) Retirement Plan, which is available to all active employees. This plan is a defined contribution plan subject to the provisions of the ERISA. Under the terms of the plan, employees may contribute a percentage of their annual salary, subject to Internal Revenue Service limits, with Gulf South matching 100% of the first 6% contributed by employees with over one year of service. For its employees' participation in this defined contribution savings plan, Gulf South recognized expenses of approximately $1.1 million for the years ended December 31, 2003 and 2002, and $1.0 million for the eleven months ended December 31, 2001.

11. Commitments and Contingencies

Environmental

The Company is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. Gulf South accrues undiscounted estimated site remediation costs based on currently enacted laws and regulations, existing technology, and, when possible, site-specific costs. The Company had no accrued environmental liabilities at December 31, 2003 or 2002.

Koch indemnified Gulf South for all known environmental liabilities as of February 1, 2001, arising from conditions existing or events occurring at Gulf South's operations prior to the inception of the Partnership. In addition, Koch and affiliates of Entergy will indemnify the Partnership for any unknown environmental liabilities that occurred prior to February 1, 2001, related to the respective assets contributed to the Partnership by such parties which are identified before the tenth anniversary date of the Partnership's formation. Any such environmental liabilities first identified prior to the sixth anniversary date are subject to a $50,000 per event deductible while those first identified after the sixth anniversary but before the tenth anniversary date are subject to a $1.0 million per event deductible.

Legal Matters

The Company is party to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on the Company's financial position or results of operations.

Wyble Litigation

On July 26, 2002, the following lawsuit was filed against Gulf South Pipeline Company, LP, and GS Pipeline Company, LLC, both subsidiaries of EKLP: *Joseph Wyble, Robert May, Robert Hames, and Winston Land & Cattle Company, Inc. vs. Gulf South Pipeline Company, LP and GS Pipeline Company, LLC; Civil Action No. 9:02 CV 200 In the United States District Court for the Eastern District of Texas, Lufkin Division.*

This lawsuit involved allegations that Gulf South violated the federal Natural Gas Pipeline Safety Act and sought injunctive and other relief to prevent Gulf South's alleged continuation of unsafe operating practices in violation of the Pipeline Safety Act. On March 4, 2004, the parties entered into a memorandum of understanding that agreed to settle the action pursuant to confidential terms. Such amount was included in the financial statements as a liability as of December 31, 2003.

Gulf South may receive reimbursements for legal defense costs from third parties; any recovery of costs under its insurance policies will be recorded when realization becomes probable.

Regulatory Matters

The transportation of natural gas in interstate commerce is subject to regulation by the FERC under the Natural Gas Act and, to a lesser extent, the Natural Gas Policy Act of 1978, as amended. The FERC has jurisdiction over setting a pipeline's rates, terms, and conditions of service and the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion, or abandonment.

Napoleonville Salt Dome Matter

On or about December 24, 2003, natural gas was observed bubbling at the surface near two solution-mined salt caverns leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately. Two class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed against Gulf South by the lessor of the property, and it is reasonably possible that additional actions may be filed against Gulf South. Gulf South intends to vigorously defend each of these actions.

Gulf South's insurance policies provide for contractual reimbursements for, among other things, property damage, remediation costs, and third-party claims; Gulf South may receive insurance reimbursements for substantially all costs incurred in excess of the deductibles underlying its policies. At this point in time, none of the insurers have declined coverage, although not all of the insurers have agreed to reimburse Gulf South for all costs and losses incurred above the deductibles underlying its insurance policies. Gulf South is vigorously pursuing its insurance claims, and any recovery under its insurance policies will be recorded when realization becomes probable.

Included in these financial statements is a liability for estimated remediation costs which the company expects to incur in 2004 of approximately $17 million as well as a $1 million reduction of base gas, both of which have been expensed, related to this matter. While Gulf South believes its cost estimates are reasonable, it is possible that as additional facts become available, additional charges may be required. At this time, Gulf South cannot assess whether future costs, if any, will be material in the period in which they are recorded.

Lease Commitments

The Company has various operating lease commitments extending through the year 2008 covering storage facilities and other equipment. Total operating lease expenses for the years ended December 31, 2003, 2002, and 2001, were $1.4 million, $2.5 million, and $2.0 million, respectively. Minimum future commitments related to these items at December 31, 2003, are as follows:

	(In Thousands)
2004	$ 1,284
2005	1,126
2006	1,126
2007	1,000
2008	750
Total	$ 5,286

12. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk, whether on or off balance sheet, consist primarily of cash equivalents, trade receivables, natural gas futures, and swap and option contracts as to which book value equals fair market value. The Company maintains cash equivalents in securities of major domestic and international corporations and financial institutions. Investment policy limits the credit exposure to any one corporation or institution.

The Company's operations are primarily concentrated in the natural gas industry, and its major customers' operations are also heavily concentrated in the same industry. Gulf South manages trade credit risks to minimize exposure of uncollectible trade receivables.

Prospective and existing customers are reviewed for creditworthiness based upon pre-established standards, with customers not meeting minimum standards providing various requisite secured payment terms.

Approximately 19.6%, 19.2%, and 13.7% of Gulf South's operating revenues were derived from one major customer for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, respectively.

Inherent in the futures contracts and natural gas price swap agreements are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorable or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Gulf South takes an active role in managing and controlling market and credit risk and has established control procedures, which are reviewed on an ongoing basis. The Company monitors market risk through a variety of techniques, including daily reporting of open positions to senior management. The Company attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures.

13. Impairment and Abandonment

In 1999, a decision was made by the Company's management to abandon its under-utilized onshore Dallas Line ("Index 1"). The line had a net book value of $1.8 million, which was written off as a component of other income during 1999. In addition, $2.4 million in estimated abandonment costs related to the Dallas Line were accrued during 1999. In 2001, an additional $1.4 million was accrued for additional estimated abandonment costs related to the Dallas Line based on a 2001 FERC ruling. The total abandonment accrual related to Index 1, net of previous cost incurred, amounted to $1.2 million and $1.6 million as of December 31, 2003 and 2002, respectively. Such amounts are recorded in "Accrued liabilities." The Dallas Line was abandoned upon FERC approval in September 20, 2001.

14. Selected Quarterly Financial Data (unaudited)

Summarized quarterly financial data (unaudited) for the years ended December 31, 2003 and 2002 follows:

	2003 (In Thousands)			
	Q1	Q2	Q3	Q4
Revenues	$ 60,092	$ 49,561	$ 46,938	$ 5,148
Gross profit	32,597	27,611	23,722	11,986
Operating income	15,542	9,377	1,944	(12,505)(b)
Net income	15,590(a)	9,267	2,300	(12,450)(b)

	2002 (In Thousands)			
	Q1	Q2	Q3	Q4
Revenues	$ 57,229	$ 44,243	$ 42,257	$ 61,509
Gross profit	44,046	27,769	23,917	39,649
Operating income	28,437	12,218	9,348	23,564
Net income	28,096	12,666	9,763	24,789

(a)   Includes cumulative effect of a change in accounting principle of $0.7 million.
(b)   Includes a charge of $18 million related to the Napoleonville Salt Dome Matter (see Note 11).

15. Subsequent Event (unaudited)

EKLP has entered into a definitive agreement to sell Gulf South to TGT Pipeline, LLC for a cash purchase price of approximately $1.136 billion, subject to certain working capital adjustments. The closing of the transaction occurred on December 29, 2004.